

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

January 5, 2017

<u>Via E-Mail</u>
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re:** **Lennar Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 30, 2016**
> **File No. 333-214566**

Dear Mr. Sustana:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consequences of the Merger, page 80

1. We note your revisions to comment 5 in our letter dated December 28, 2016. It is not clear why you continue to disclose that the transactions "are intended to qualify" as a reorganization (unless the merger consideration is paid entirely in cash). Absent significant doubt about the tax consequences, we would expect to see a "will" opinion in accordance with the guidance contained in Section III.C.4 of Staff Legal Bulletin No. 19 ("SLB 19"). Please advise. In addition, please tell us whether the condition regarding the delivery of Latham's opinion to WCI is waiveable by either party and, if so, how you considered the guidance in Section III.D.3 of SLB 19.

        Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: David W. Bernstein
        Goodwin Proctor LLP